Letter 0021/2014/P
São Paulo, November 12, 2014.

VIA EDGAR TRANSMISSION

Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CPFL Energia, S.A.
Form 20-F for Fiscal Year Ended December 31, 2013
Filed April 4, 2014
File No. 001-32297
Response to Staff Comment Letter dated October 29, 2014

Dear Ms. Thompson,

We refer to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated October 29, 2014, received by CPFL Energia S.A. concerning our annual report on Form 20-F filed with the SEC on April 4, 2014 (the “Form 20-F”).  This letter provides our responses to the Staff’s comments mentioned in your letter.  For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 and 2 and have provided responses immediately below such comments.  All page numbers referred to in this response letter are to the Form 20-F and our consolidated financial statements and all numbers mentioned in this response letter are presented in thousands of Brazilian reais.

SEC Comment No. 1

Form 20-F for Fiscal Year Ended December 31, 2013

Financial Statements, page F-1

Note (18) Post-Employment Benefit Obligation, page F-58

1.
We note your response to comment 6 in our letter dated September 3, 2014. In order to help us understand the nature of commitments for the post-employment benefit plans of CPFL Paulista, CPFL Pirantininga and CPFL Geraҫão based on the specific regulation issued by PREVIC and why these commitments differ from the carrying amounts of the post-employment benefit obligations recorded by these subsidiaries in accordance with IAS 19 (2011), please provide the following information in your response:

•
Please tell us whether the post-employment benefits to be provided to your employees are indexed to the IGP-DI rate (FGV). If so, please tell us how such indexing is reflected in the assumptions used to determine the pension obligation and pension expense under IAS 19 (2011). If not, please explain why the related commitments computed under PREVIC regulations are so indexed. Please refer to IAS 19 (2011), paragraphs 75 through 80 and 83 through 86.

•
Please explain how the assumptions and valuation methodology computed in accordance with PREVIC regulations differs from the assumptions and valuation methodology applied in calculating the pension obligation in accordance with IAS 19 (2011). Please ensure your response explains the reasons why the commitment computed in accordance with PREVIC is substantially higher than the net liability computed under IAS 19 (2011).

Response to Comment No. 1

We confirm that the post-employment benefits to be provided to our employees are indexed to the IGP-DI (FGV), an inflation index. In order to determine the pension obligation and the pension expenses obligation under IAS19 (2011), a real (inflation adjusted) discount rate is used. This is to be consistent with the fact that inflation is contemplated in the future payments. In addition, the real (inflation adjusted) discount rate is used since the benefit is inflation index-linked and there is a deep market in inflation index-linked bonds in the same currency and with a similar term as the duration of our post-employment benefits.

The commitment computed in accordance with PREVIC is higher than that one computed under IAS 19 (2011) due to two main differences in the calculation process: (i) the discount rate assumption and (ii) the valuation method, as discussed below.

(i)	Discount Rate Assumption

As required by paragraph 83 of IAS 19 (2011), our external actuaries use NTN-B government bonds as a reference in order to determine the real (inflation adjusted) discount rate for post-employment benefits, given the absence of deep market for high quality corporate bonds in Brazil.  Additionally, NTN-B government bonds are commonly used in the local market to determine the discount rate for post-employment benefits, and it is also our Management’s opinion that NTN-B government bonds are the most appropriate benchmark to meet the requirements of paragraph 77 of IAS 19 (2011), given their high liquidity.  Furthermore, these bonds are indexed to inflation rates and their term is similar to the duration of our post-employment benefits. On this basis, the discount rate used as at December 31, 2013 for the CPFL pension plans was 11.72% p.a. (nominal) or 6.40% p.a. (real – inflation adjusted).

PREVIC regulations, however, require that the discount rate must be estimated based on a projection of both the plan assets and the benefit obligations in order to determine the average expected return on assets over time. The estimated discount rate is subject to a ceiling established by PREVIC regulation.  For the year ended December 31, 2013, the ceiling on the discount rate was fixed at 5.75% p.a.  This ceiling will be reduced by 0.25% percentage points each year until 2018, when the ceiling on the discount rate will reach 4.5% p.a.  Using this criterion, the discount rate (in real terms) under PREVIC regulations was 5.25% p.a. at December 31, 2013.  As a result, this discount rate does not reflect market expectations as required under paragraph 80 of IAS 19 (2011).

The following chart illustrates the differences between the annual real interest rates considered by PREVIC regulation and those required by IAS 19 (2011) as follows:

The chart demonstrates that the PREVIC annual real (inflation adjusted) interest rates do not reflect current market conditions, and therefore, are not in compliance with paragraph 80 of IAS 19 (2011).  At December 31, 2012, for example, the market annual real (inflation adjusted) interest rate used to calculate the defined benefit obligation under IAS 19 (2011) was 4% per year and therefore, the defined benefit obligation under IAS 19 (2011) was higher than that calculated in accordance with PREVIC regulations (which used an annual real interest rate of 5.25%) at that date.

Therefore, calculation of defined benefit obligation under IAS 19 (2011) reflects unbiased financial assumptions, while the calculation under PREVIC regulations does not consider market conditions.

(ii)	Valuation Method

The valuation method adopted by our external actuaries in order to determine the present value of our defined benefit obligations and the related current service cost is the “Projected Unit Credit Method”, which is the only acceptable method pursuant to IAS 19 (2011).

PREVIC regulations permit the use of different valuation methods to compute the present value of defined benefit obligations. Under PREVIC regulations, the commitments were calculated using the “Aggregate Method” for funding CPFL pension plan purposes.  The “Aggregate Method” is a collective method that usually produces higher costs at the beginning of the accrual of present value, and lower costs at the end of accrual period, when compared with the “Projected Unit Credit Method”. As mentioned above, this method is not allowed by IAS 19 (2011). We refer to paragraphs BC 108 to BC 113 of IAS 19 (2011).

SEC Comment No. 2

Form 20-F for Fiscal Year Ended December 31, 2013

Financial Statements, page F-1

Note (18) Post-Employment Benefit Obligation, page F-58

2.
In your response, please tell us whether differences in the timing of required contributions under PREVIC regulations could have a material impact on your liquidity.  If so, please also tell us how you considered providing disclosures to highlight the potential impact on your liquidity of these funding requirements.

Response to Comment No. 2

We advise the Staff that the required contributions (actual and projected contributions) to our pension plans are performed in accordance with PREVIC regulation. In our liquidity analysis we take into consideration such projected contributions, which are disclosed on Item 5. Operating and Financial Review and Prospects of the Form 20-F, at page 85 (the table entitled “Contractual Obligations”). Therefore, taking into consideration the amount of annual contributions and the remaining period for those expected contributions, it is our Management´s opinion that the required contributions under PREVIC regulations do not materially impact our liquidity.

* * * *

We hereby acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NOTICES AND ORDERS

We request that all notices and orders issued by the Commission in connection with this letter and the Form 20-F be directed to the following at all times:

Wilson Ferreira Junior
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14º andar, cj. 1402
04547-005 São Paulo, SP, Brazil
Tel: 55.19.3756.8704 / Fax: 55.19.3756.8075

Copies of notices and orders should be directed to:

Robert Ellison
Shearman & Sterling LLP
Av. Brigadeiro Faria Lima, 3400, 17º andar
04538-132 São Paulo, SP, Brazil
Tel: 55.11.3702.2200 / Fax: 55.11.3702.2224

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Robert Ellison at Shearman & Sterling LLP (telephone +55-11-3702-2200, fax: +55-11-3702-2224, email:  rellison@shearman.com).

Sincerely,

/s/ Wilson Ferreira Junior
CPFL Energia S.A.
Name: Wilson Ferreira Junior
Title: Chief Executive Officer

/s/ Gustavo Estrella
CPFL Energia S.A.
Name: Gustavo Estrella
Title: Chief Financial Officer

cc:	Sondra Snyder, Staff Accountant, Division of Corporation Finance
Andrew Blume, Staff Accountant, Division of Corporation Finance
Securities and Exchange Commission